UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                             to

AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN
(Full title of the plan)

AMERICAN ELECTRIC POWER COMPANY, INC.
1 Riverside Plaza, Columbus, Ohio 43215
(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office)

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

PAGES

SIGNATURES	3
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	5
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004 and 2003	6
Notes to Financial Statements	7-10
SUPPLEMENTAL SCHEDULE:
Schedule of Assets Held as of December 31, 2004	11-12
EXHIBITS:
Exhibit Index	13
Consent of Independent Registered Public Accounting Firm	14

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Finance Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                  By:  /s/ J. Steven Kiser
J. Steven Kiser, Secretary

Date: June 24, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

American Electric Power Service Corporation, as Plan Administrator:

We have audited the accompanying statements of net assets available for benefits of the American Electric Power System Retirement Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

      /s/DELOITTE & TOUCHE LLP
       DELOITTE & TOUCHE LLP
 Columbus, Ohio
 June 22, 2005

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Investments:
Group Annuity, Bank Investment and Other Fixed Income Contracts	$924,361,737	$895,748,232
American Electric Power Company, Inc. - Common Stock	488,809,605	470,722,315
Registered Investment Company Funds	1,209,821,237	1,052,591,732
Fidelity Institutional Cash Portfolio Fund	33,481,013	26,050,684
Participant Loans	53,684,903	49,590,440

Total Investments	2,710,158,495	2,494,703,403

Other Receivables	491,464	209,543

NET ASSETS AVAILABLE FOR BENEFITS	$2,710,649,959	$2,494,912,946

See notes to financial statements.

AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
NET INVESTMENT INCOME:

Interest	$38,968,135	$43,406,916
Dividends	52,708,305	42,632,439
Net Appreciation in Fair Value of Investments	142,596,400	262,171,920
Total Net Investment Income	234,272,840	348,211,275

CONTRIBUTIONS:
Participants	122,961,189	124,043,826
Employer	52,615,477	52,709,876
Total Contributions	175,576,666	176,753,702

DISTRIBUTIONS TO PARTICIPANTS	(192,347,527)	(195,389,863)

ADMINISTRATIVE AND MANAGEMENT FEES	(1,764,966)	(1,514,837)

INCREASE IN NET ASSETS	215,737,013	328,060,277

NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF YEAR	2,494,912,946	2,166,852,669

NET ASSETS AVAILABLE FOR BENEFITS END OF YEAR	$2,710,649,959	$2,494,912,946

See notes to financial statements.

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1. PLAN DESCRIPTION

The following description of the American Electric Power System Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

The Plan is a defined contribution plan that became effective and commenced operations on January 1, 1978. The Plan covers eligible regularly scheduled full-time and part-time employees of the participating subsidiaries of American Electric Power Company, Inc. (“AEP” or the “Company”). Eligible employees may enroll in the Plan upon commencement of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Generally, eligible employees participating in the Plan may make contributions in 1% increments up to 30% of their eligible pay (within IRS limits). Participants who are age 50 and older are able to save additional pre-tax dollars; the catch-up contribution limit was $2,000 for 2003 and $3,000 for 2004. The Company contributes to the Plan, on behalf of each participant, an amount equal to 75% of the participant’s contributions up to 6% of the participant’s eligible compensation for each payroll period, subject to certain limitations. All contributions are deposited to the American Electric Power System Retirement Savings Plan Trust after each pay period. The Plan, in a manner consistent with the requirements under section 401 et seq., of the Internal Revenue Code, restricts the amount that certain participants who are deemed highly compensated may contribute to the Plan. Participants are allowed to change investment elections, change investment percentages in the funds, or move existing fund balances on a daily basis. Participants are immediately vested in their pre-tax, after-tax and the Company matching contributions, including earnings thereon.

American Electric Power Service Corporation (AEPSC) is the plan administrator (Plan Administrator) and plan sponsor. AEPSC is a wholly-owned subsidiary of AEP. Fidelity Management Trust Company (Fidelity) is the trustee for all funds and is the record keeper for the entire Plan.

Effective January 1, 2002, the AEP Stock Fund, a Plan investment option, was converted to an Employee Stock Ownership Plan (ESOP). As a result, participants can elect to have dividends generated from their AEP Stock Fund holdings paid out in cash, rather than automatically reinvested in the fund. The dividend payouts are made each December and are treated as ordinary income for tax purposes. The 10 percent early withdrawal penalty for individuals under age 59½ does not apply to these dividend payouts.

Participants may transfer the value of their own cumulative contributions, in any whole percentage or dollar amount, among investments, and change their investment elections on a daily basis. Participants may change their payroll contribution elections coinciding with company payroll periods.  Excluding their pre-tax contributions, participants may make an unlimited number of withdrawals of their interest in the Plan, including company matching contributions, which are immediately vested.  Pre-tax contributions are not eligible for withdrawal by participants not yet age 59½, except under hardship as defined by the Plan or severance of employment.

Participants may borrow from their savings plan accounts, a minimum of $1,000 but no more than the lesser of $50,000 or 50% of their account balance.  Loan terms range from 12 months to 60 months, or any monthly increment in-between. Interest rates, fixed for the life of the loan, are calculated by adding 1% to the prime rate, as reported in the Eastern edition of the Wall Street Journal, in effect as of the first business day of the calendar quarter in which the loan is taken.  Active employees make principal and interest payments through payroll deductions. Retirees/surviving spouses make monthly payments using a coupon book. Participant loans and the accrued interest are collateralized by the account balance, and upon default, the outstanding balance is subjected to income taxes and possibly penalty taxes.

2. ACCOUNTING POLICIES

The accompanying financial statements are prepared on the accrual basis of accounting.

Investments have been recorded based on the trade-date and are reported in the Statements of Net Assets Available for Benefits at fair value or contract value. The AEP Stock Fund investments are valued at year-end quoted AEP common stock closing prices. The year-end valuations for the various Fidelity funds are based on the closing market prices for the underlying securities as provided by the Trustee. The Managed Income Fund contracts are valued at book value, which is equal to cost (contributions), plus interest, less withdrawals. All participant loans are valued at cost, which approximates fair value at the time the loan is processed.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. These amounts are reinvested by the Trustee in the same funds that generated such income with the exception of the AEP Stock Fund, which pays out or reinvests dividends at the participants’ discretion. Administrative and Management Fees include short-term redemption fees and management fees for the Managed Income Fund.  Fees paid to Fidelity totaled $842,014 and $760,921 for 2004 and 2003 respectively.  Other Plan administration expenses are paid by the employer and not included in the accompanying statement of changes in net assets available for benefits.

Distributions are recorded when paid. There were no amounts due to participants who requested distributions from the Plan as of December 31, 2004 and 2003.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Certain 2003 amounts have been reclassified to conform to the 2004 presentation.

3. INVESTMENT CONTRACT VALUATION

The Plan has a Managed Income Fund with Fidelity as trustee, which invests primarily in fully benefit responsive investment contracts. Fidelity maintains the assets in a custodian account. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The account is credited with earnings on the underlying investments and charged for Plan withdrawals (credited interest rates ranged from 5.65% to 3.76% and 6.60% to 2.21% for 2004 and 2003, respectively). The average yield was 4.16% and 4.83% for fiscal years ending December 31, 2004 and 2003, respectively. The investment is recorded in the financial statements based on the contract value of the underlying investment contracts as reported to the Plan by Fidelity. Contract value represents contributions made under the contract, plus earnings, less withdrawals.

4. INVESTMENTS EXCEEDING 5% OF THE PLAN NET ASSETS

Investments exceeding five percent of net assets as of December 31, 2004 and 2003 were:

	Fair Value
	2004	2003

AEP Common Stock	$488,809,605	$470,722,315
Fidelity Blue Chip Growth Fund	$260,990,466	$260,146,938
Fidelity US Equity Index Commingled Pool	$213,447,570	$201,192,729
Fidelity Managed Income Portfolio II	$-	$222,719,515
Fidelity OTC Portfolio	$-	$131,911,935
Morgan Guaranty Act contract	$174,785,820	$-
Bank of America contract	$174,783,709	$-
State Street Bank & Trust Company contract	$174,783,455	$-
Rabobank Nederland contract	$174,775,218	$-
Fidelity Low-Priced Stock	$138,270,884	$-

5. NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

During 2004 and 2003, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in value by $142,596,400 and $262,171,920, respectively, as follows:

	December 31,
	2004	2003

Investment at Fair Value: American Electric Power Company, Inc. - Common Stock	$57,775,118	$52,597,832
Investments at Estimated Fair Value: Registered Investment Companies and Group Annuity, Bank Investment and Other Fixed Income Contracts	84,821,282	209,574,088
Total Appreciation	$142,596,400	$262,171,920

6. FEDERAL INCOME TAX

The Internal Revenue Service (IRS) has determined that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code); therefore, the Plan’s Trust is exempt from federal income tax pursuant to Section 501(a) of the Code.

The Plan obtained its latest determination letter on February 15, 2005, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code; provided however, the letter merely acknowledges receipt of (without approving) the provisions intended to satisfy the requirements of the Code, as amended by the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”) and it contemplates that AEP will make some additional changes to the plan documents that were proposed in correspondence sent to the IRS in connections with its determination letter application. Those changes were made pursuant to documents signed on May 11, 2005. The Company may timely further amend the Plan so that it remains in compliance with the requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Under current income tax laws and regulations, participants are not subject to federal income tax on the employer contributions to their accounts or on the accumulated earnings on employee and Company contributions until such amounts are distributed to participants. Employees have the option to make contributions to the Plan on a pre-tax basis, in which case federal income tax is deferred until such amounts are distributed.

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain 100 percent vested in their accounts.

8. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

9. LEGAL ISSUES

In the fourth quarter of 2002 and the first quarter of 2003, three lawsuits were filed on behalf of the Plan against American Electric Power Company, Inc., certain AEP executives, and ERISA Plan Administrator alleging violations of ERISA in the selection of AEP stock as an investment alternative, breach of fiduciary duties and breach of contract and in the allocation of assets to AEP Stock. The ERISA actions are pending in Federal District Court, Columbus, Ohio. The cases have been consolidated and the plaintiffs have filed a Consolidated Amended Complaint containing substantially similar allegations as were in the original complaints. The Defendants have filed a motion to dismiss these actions which the Court denied. The Defendants intend to continue to vigorously defend against these actions. The ultimate outcome of these cases cannot be determined at this stage of the proceedings.

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD AS OF DECEMBER 31, 2004

	NUMBER OF SHARES/UNITS	FAIR/CONTRACT VALUE	COST
MANAGED INCOME FUND:
Fixed Income Contract - Bank of America variable annual yield (3.76% at December 31, 2004) with an indeterminate maturity date		$174,783,709	$174,783,709
Commingled Pool - Key Bank EPL variable annual yield (3.76% at December 31, 2004) with an indeterminate maturity date		81,599,258	81,599,258
Group Annuity Contract - Metropolitan Life Inc. Company 4.58% effective annual yield with an indeterminate maturity date		22,820,111	22,820,111
Group Annuity Contract - Monumental Life Insurance Company 5.65% effective annual yield with an indeterminate maturity date		6,034,691	6,034,691
Group Annuity Contract - Morgan Guaranty Act variable annual yield (3.77% at December 31, 2004) with an indeterminate maturity date		174,785,820	174,785,820
Group Annuity Contract - New York Life Insurance Company 5.44% effective annual yield with an indeterminate maturity date		12,012,438	12,012,438
Group Annuity Contract - Rabobank Nederland variable annual yield (3.77% at December 31, 2004) with an indeterminate maturity date		174,775,218	174,775,218
Group Annuity Contract - Security Life of Denver Insurance Company 5.25% effective annual yield with an indeterminate maturity date		12,952,232	12,952,232
Group Annuity Contract - State Street Bank & Trust Company variable annual yield (3.83% at December 31, 2004) with an indeterminate maturity date		174,783,455	174,783,455
Group Annuity Contract - Travelers Insurance Co. 4.67% effective annual yield with an indeterminate maturity date		34,243,164	34,243,164
Commingled Pool Wells Fargo variable annual yield (4.64% at December 31, 2004) with an indeterminate maturity date		55,571,641	55,571,641
Subtotal		924,361,737	924,361,737
Fidelity Institutional Cash Portfolio Fund	30,316,429 Units	30,316,429	30,316,429
TOTAL - MANAGED INCOME FUND		$954,678,166	$954,678,166

AEP STOCK FUND:
American Electric Power Company, Inc. Common Stock $6.50 par value	14,234,409 Shares	$488,809,605	$451,501,654
Fidelity Institutional Cash Portfolio Fund	3,377,758 Units	3,164,584	3,164,584
TOTAL - AEP STOCK FUND		$491,974,189	$454,666,238

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD AS OF DECEMBER 31, 2004 (continued)

	NUMBER OF SHARES/UNITS	FAIR/CONTRACT VALUE	COST
REGISTERED INVESTMENT COMPANY:
Fidelity Blue Chip Growth Fund	6,257,264 Units	$260,990,466	$236,019,835
Fidelity Diversified International Fund	813,834 Units	23,308,201	19,578,858
Fidelity Equity Income Fund	2,109,673 Units	111,348,543	90,798,313
Fidelity Freedom 2000 Fund	539,967 Units	6,522,804	6,348,076
Fidelity Freedom 2010 Fund	2,174,391 Units	29,615,202	29,054,681
Fidelity Freedom 2020 Fund	2,295,391 Units	32,043,660	31,216,123
Fidelity Freedom 2030 Fund	754,065 Units	10,617,242	9,423,625
Fidelity Freedom 2040 Fund	395,644 Units	3,271,975	2,922,413
Fidelity Freedom Income Fund	916,122 Units	10,324,698	10,157,915
Fidelity Low-Priced Stock Fund	3,435,301 Units	138,270,884	105,526,095
Fidelity OTC Portfolio	3,685,666 Units	127,855,749	136,796,487
Fidelity Overseas Fund	1,109,226 Units	39,244,432	34,009,514
Fidelity Puritan Fund	4,756,474 Units	90,135,190	82,882,858
Fidelity Small Cap Stock Fund	1,126,963 Units	20,465,643	18,605,520
Fidelity U.S. Equity Index Commingled Pool	5,704,104 Units	213,447,570	155,973,485
PIMCO Total Return Fund	2,709,934 Units	28,914,998	29,237,297
T. Rowe Price Mid-Cap Growth Fund	543,343 Units	27,101,952	23,095,915
T. Rowe Price Mid-Cap Value Fund	1,580,772 Units	36,341,944	33,046,812
Fidelity Retire Money Market Fund	84 Units	84	84
TOTAL - REGISTERED INVESTMENT COMPANY		$1,209,821,237	$1,054,693,906

PARTICIPANT LOANS (interest rate ranging from 5.00% through 10.5% maturing through January 2009)		$53,684,903	$53,684,903
TOTAL INVESTMENTS		$2,710,158,495	$2,517,723,213

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

EXHIBIT INDEX

Exhibit Number                                      Description

    23                                      Consent of Independent Registered Public Accounting Firm

EXHIBIT 23

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

American Electric Power Company, Inc.:

We consent to the incorporation by reference in Post-Effective Amendment No. 3 to Registration Statement No. 33-1052 of American Electric Power System Retirement Savings Plan on Form S-8 of our report dated June 22, 2005 appearing in this Annual Report on Form 11-K of American Electric Power System Retirement Savings Plan for the year ended December 31, 2004.

             /s/DELOITTE & TOUCHE LLP
                DELOITTE & TOUCHE LLP
                Columbus, Ohio
                June 24, 2005